SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  DIASYS CORP.

                                  COMMON STOCK


                                   252838 10 7
                                 (CUSIP NUMBER)


                             120 Broadway, Suite 905
                               New York, NY 10271


                                  January 30, 2002
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)









If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

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(1)  Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
     Persons (entities only):

         HENRY HACKEL

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:    United States of America

Number of Shares Beneficially Owned by Each Reporting Person With


(7) Sole Voting Power:              242,435

(8) Shared Voting Power:            484,869

(9) Sole Dispositive Power:         242,435

(10) Shared Dispositive Power:      484,869

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                                    242,435

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):

                                    3.41%

(14) Type of Reporting Person: IN

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ITEM 1. SECURITY AND ISSUER.

DiaSys Corp.
Common Stock, $.001 par value.
49 Levinworth Street
Waterbury, CT 06702


ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:                  Henry Hackel

(b) Business Address:      80 Broad Street, 26th Floor
                           New York, New York 10004

(c) Stock broker at R.F. Lafferty & Co. Inc

(d)  None.

(e)  None.

(f)   Citizenship.   United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person holds shares of the issuer in two trading accounts with Mr. Andrew Cohen. The trading accounts are beneficially owned 50% each by Mr. Hackel and Mr. Cohen. On August 28, 2001 the Reporting Person filed a Schedule 13D.
The change in ownership by Mr. Hackel as of January 30, 2002 is deemed material and therefore this amendment is being filed.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person holds shares of the issuer in two separate trading accounts. The acquisition by Mr. Hackel is for investment purposes. Thus, the acquisition is based on the belief that such purchase is a good investment that will produce favorable economic results. Mr. Hackel beneficially owns 242,435 shares of the issuer, or 3.41% of the issued and outstanding shares of the issuer.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mr. Hackel beneficially ownes 242,435 shares of the Issuer, or 3.41% of the issued and outstanding shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2002                 Signature: /s/ Henry Hackel
                                       -------------------------------------
                                           HENRY HACKEL